

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

John Driscoll
Chief Financial Officer
New You, Inc.
6351 Yarrow Drive
Suite E
Carlsbad, CA 92011

>   **Re: New You, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed April 8, 2021**
>   **Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021**
>   **Filed May 25, 2021**
>   **File No. 000-52668**

Dear Mr. Driscoll:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Material Weakness in Internal Control over Financial Reporting, page 17

1.   Please amend the filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management's assessment of internal control over financial reporting and address the following:

   •   Include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1).
   •   Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework.

Refer to Item 308(a)(2).

- Include a definitive statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3).

<u>Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021</u>

<u>Note 12. Subsequent Events, page 16</u>

2.   We note that on May 3, 2021 you entered into an Exchange Agreement with ST Brands, Inc. to acquire all of its issued and outstanding common stock. Please tell us how you accounted for and valued this transaction and clarify whether you will file the historical financial statements of the business acquired, along with a pro forma presentation illustrating the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K. Please submit the analyses and the tests of significance that you performed in your application of this guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences